

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2011

Mr. Gregory Pusey
President, Treasurer and Director
Cambridge Holdings, LTD
106 S. University Blvd #14
Denver, CO 80209

     Re: Cambridge Holdings, LTD
            Form 10-K for the fiscal year ended June 30, 2011
            Filed August 25, 2011
            Item 4.01 8-K
            Filed August 8, 2011
            File No. **000-12962**

Dear Mr. Pusey:

     We note that your financial statements for the years ended June 30, 2010 and 2009 were audited by Cordovano and Honeck, LLP. Effective October 13, 2011, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Cordovano and Honeck, LLP. You can find a copy of the order at http://pcaobus.org/News/Releases/Pages/10132011_Announce_Sanctions.aspx.

     As Cordovano and Honeck, LLP is no longer registered with the PCAOB, you may not include its audit reports or consents in your filings with the Commission. If Cordovano and Honeck, LLP audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

     Please file an amended Item 4.01 Form 8-K to include all of the information required by that Item. In providing the information that Item 304 of Regulation S-K requires, please also indicate that the PCAOB has revoked the registration of your prior auditor, Cordovano and Honeck, LLP. We believe the revocation of the accountant's PCAOB registration and the reasons thereto would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading.

     If you are unable to obtain an amended Exhibit 16 letter from Cordovano and Honeck, LLP at the time you file your amended Form 8-K please disclose this fact in the amended Form 8-K.

     Once you explain Cordovano and Honeck, LLP's registration revocation in an amended Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Your amended Form 8-K should be filed within four business days of receipt of this letter. Please advise us as to how you intend to address any re-audit requirements no later than October 28, 2011. If you have any questions, please contact the undersigned at 202-551-3438.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz, Jr.
Staff Accountant